UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

TheStreet, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88368Q202
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q202

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 821,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 821,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 88368Q202

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)    180 Degree Capital Corp., a New York Corporation ("Reporting Person" and "180") is a registered closed-end management investment company.
(b)    7 N. Willow Street, Suite 4B, Montclair, NJ 07042
(c)     Not applicable.
(d)(e)    In the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 11, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TheMaven, Inc. (“Parent”) and TST Acquisition Co., Inc., a wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. A full description of the Merger Agreement and the Merger is disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 12, 2019.

In connection with the Merger Agreement, the Reporting Person entered into a Stockholder Voting Agreement with Parent to vote all of the Shares they beneficially own in favor of the adoption of the Merger Agreement and approval of the Merger (the “Voting Agreement”). The Voting Agreement includes covenants with respect to the voting of such Shares by the Reporting Person in favor of approving the Merger and against any competing acquisition proposals and places certain restrictions on the transfer of such Shares by the Reporting Person.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Item 5.     Interest in the Securities of the Issuer

Item 5(a)(b) are hereby amended and restated to read as follows:

(a)(b)    The Reporting Person may be deemed to beneficially own, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of in the aggregate 821,521 shares of Common Stock of the Issuer, which is 15.4% of the total number of shares of Common Stock outstanding as reported in the Issuer’s Transition Report on Form 10-QT filed with the Securities and Exchange Commission on May 15, 2019.

As of the close of business on June 12, 2019, 180 beneficially owned 471,521 shares of Common Stock, constituting approximately 8.7% of the shares of Common Stock outstanding. As of the close of business on June 12, 2019, TheStreet SPV Series - a Series of 180 Degree Capital Management, LLC ("TST SPV") beneficially owned 350,000 shares of Common Stock, constituting approximately 6.7% of the shares of Common Stock outstanding. 180, as the Investment Manager and Managing Member of TST SPV, may also be deemed to beneficially own the 350,000 shares of Common Stock owned by TST SPV.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1 Stockholder Voting Agreement, dated June 11, 2019, by and among 180 Degree Capital Corp., TheStreet SPV Series - a Series of 180 Degree Capital Management, LLC, TheMaven, Inc. and TST Acquisition Co., Inc.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2019

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A
Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Charles E. Ramsey	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA